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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

                  Liquidation of Empreendimentos BTM S/C Ltda.

Tokyo, November 25, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate Empreendimentos BTM S/C Ltda., a consolidated subsidiary of BTM.

1.   Outline of Empreendimentos BTM S/C Ltda.

     (1)  Address:            Praia de Botafogo No.228,
                              8 Andar, Setor B, Botafogo,
                              Rio de Janeiro, RJ, Brasil  CEP 22359-900
     (2)  Managing Director:  Minoru Sekine
     (3)  Capital:            Brazil Real 41,848.00
     (4)  Business:           Operation services

2.   Reason for Liquidation

     Empreendimentos BTM S/C Ltda. has provided operational services for BTM's Rio de Janeiro Representative Office. As these services have been completed, it has been decided to liquidate Empreendimentos BTM S/C Ltda.

3.   Timing of liquidation

     Liquidation is expected by the end of January 2004.

4.   Impact on MTFG's business forecast

     This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel.: 81-3-3240-8136